SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
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ASSOCIATED ESTATES REALTY CORPORATION

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ASSOCIATED ESTATES REALTY CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our Shareholders:

The 2001 annual meeting of shareholders of Associated Estates Realty Corporation will be held at The Forum, One Cleveland Center, 1375 E. Ninth St., Cleveland, Ohio 44114, on Tuesday, May 15, 2001, at 10:00 a.m., local time, for the following purposes:

1. To elect nine directors, each to hold office for a one-year term and until his successor has been duly elected and qualified; and

2. To transact all other business that properly comes before the meeting.

Only shareholders of record at the close of business on March 29, 2001, will be entitled to notice of and to vote at the meeting or any adjournment thereof. Shareholders are urged to complete, date and sign the enclosed proxy card and return it in the enclosed envelope. The principal address of Associated Estates Realty Corporation is 5025 Swetland Court, Richmond Heights, Ohio 44143.

By order of the Board of Directors,

Martin A. Fishman
Secretary

Dated: April 5, 2001

YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN YOUR PROXY CARD.

TABLE OF CONTENTS



ASSOCIATED ESTATES REALTY CORPORATION
5025 Swetland Court
Richmond Heights, Ohio 44143

PROXY STATEMENT

Our Board of Directors is sending you this proxy statement to ask for your vote as a shareholder of Associated Estates Realty Corporation on certain matters to be voted on at the upcoming annual meeting of shareholders which will be held at The Forum, One Cleveland Center, 1375 E. Ninth St., Cleveland, Ohio 44114, on Tuesday, May 15, 2001, at 10:00 a.m., local time. We are mailing this proxy statement and the accompanying notice and proxy, along with our Annual Report to Shareholders, on or about April 5, 2001.

ABOUT THE MEETING

What Is the Purpose of the Annual Meeting?

At the Company's annual meeting, shareholders will act upon matters outlined in the accompanying notice of meeting, including the election of nine directors. In addition, the Company's management will report on the performance of the Company during 2000 and respond to appropriate questions from shareholders. We are not aware of any other matter that will be presented for your vote at the meeting.

Who Is Entitled to Vote?

Only shareholders of record at the close of business on the record date, March 29, 2001, are entitled to receive notice of and to vote the common shares that they held on the record date at the meeting, or any postponement or adjournment of the meeting. Each outstanding common share entitles its holder to cast one vote on each matter to be voted on. As of the record date, the Company had outstanding 19,430,676 common shares.

Who Can Attend the Meeting?

Only shareholders of record as of the record date, or their duly appointed proxies, may attend the meeting. Please note that if you hold your shares in "street name" (that is, through a broker or other nominee), your name does not appear in the Company's records, and you will need to bring a copy of your brokerage statement reflecting your ownership as of the record date.

When and Where Is the Meeting?

The meeting will be held at The Forum, One Cleveland Center, 1375 E. Ninth St., Cleveland, Ohio 44114, on Tuesday, May 15, 2001, at 10:00 a.m., local time. Parking is available at One Cleveland Center. You can enter the parking garage from both St. Clair Ave. and Rockwell Ave. There will be a fee of $8.50 charged for parking in that garage. If that garage is full, there are other parking facilities within walking distance of One Cleveland Center.

What Constitutes a Quorum?

The presence at the annual meeting, either in person or by proxy, of the holders of a majority of the common shares outstanding on the record date will represent a quorum, permitting the conduct of business at the meeting. Assuming a quorum is represented, director nominees who receive the greatest number of affirmative votes will be elected directors. Proxies received by the Company but marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting for purposes of establishing a quorum but will not be counted in the election of directors.

How Do I Vote?

If you sign, date and return the enclosed proxy card, the common shares represented by your proxy will be voted as you specify in the proxy. In the absence of any such specification, the common shares represented by your proxy will be voted to elect the directors set forth under the caption "ELECTION OF DIRECTORS."

You may revoke or change your vote at any time before your proxy has been exercised by filing a written notice of revocation or a duly executed proxy bearing a later date with the Company at the Company's principal address indicated on the attached Notice of Annual Meeting, or by giving notice of revocation to the Company in open meeting. However, your presence at the annual meeting alone will not be sufficient to revoke your previously granted proxy.

How Will The Proxy Solicitation Be Conducted?

This solicitation of proxies is made by and on behalf of the Board of Directors. The cost of the solicitation of your proxy will be borne by the Company. In addition to solicitation of proxies by mail and electronically, officers and regular employees of the Company may solicit proxies in person, by telephone or facsimile. These employees will not receive any additional compensation for their participation in the solicitation.

ELECTION OF DIRECTORS

At the annual meeting, unless you specify otherwise, the common shares represented by your proxy will be voted to re-elect Messrs. Adams, Delaney, Friedman, McDonough, Milstein, Mosier, Schwarz, Vogt and Wright. Each director elected serves until the next annual meeting and until his successor is elected and qualified.

If for any reason any of the nominees is not a candidate at the time of the election (which is not expected), the common shares represented by your proxy will be voted for the election of a substitute nominee designated by the Board of Directors.

The following table contains information with respect to each nominee:

Nominees for Election at the Annual Meeting

Name	Age	Principal Occupation	Director Since
Albert T. Adams	50	Partner, Baker & Hostetler LLP	1996
James M. Delaney	66	Consultant	1999
Jeffrey I. Friedman	49	Chairman of the Board and Chief Executive Officer of the Company	1993
Gerald C. McDonough	72	Retired	1993
Mark L. Milstein	38	President of Adam Construction Company	1993
Frank E. Mosier	70	Retired	1993
Richard T. Schwarz	49	Partner, Sycamore Partners LLC	1994
Louis E. Vogt	51	President and Chief Operating Officer of the Company	1999
Larry E. Wright	53	Private Investor	1998

Business Experience of Directors

Albert T. Adams has been a partner of the law firm of Baker & Hostetler LLP in Cleveland, Ohio, since 1984, and has been associated with the firm since 1977. Mr. Adams is a director of Dairy Mart Convenience Stores, Inc. and the following real estate investment trusts: American Industrial Properties REIT, Boykin Lodging Company, Captec Net Lease Realty, Inc. and Developers Diversified Realty Corporation.

James M. Delaney has served as a consultant to Deloitte & Touche LLP, a certified public accounting firm, and AON Risk Services, a risk management firm, since 1997. Mr. Delaney served as office managing partner of Deloitte & Touche, Cleveland, Ohio, from 1989 until his retirement in June 1997, having joined its predecessor firm in 1958.

Jeffrey I. Friedman has been Chairman of the Board and Chief Executive Officer of the Company since its organization in July 1993, and served as the Company's President from the Company's organization to February 2000. Mr. Friedman joined the Company's predecessor, Associated Estates Corporation, an owner and manager of multifamily residential apartment facilities, in 1974. Mr. Friedman is the brother-in-law of Mark L. Milstein.

Gerald C. McDonough served as Chairman and Chief Executive Officer of Leaseway Transportation Corp., a highway transportation company, from 1982 until his retirement in July 1988. Mr. McDonough serves as a director of Barpoint.com, Inc., an online and wireless product information and shopping service provider, and York International Corporation, a designer and manufacturer of heating, ventilating, air conditioning and refrigeration products.

Mark L. Milstein has been President of Adam Construction Company, a general contractor, since 1993 and has been a Senior Project Manager for Adam Construction Company since 1988. Mr. Milstein is the brother-in-law of Jeffrey I. Friedman.

Frank E. Mosier served as Vice Chairman of the Advisory Board of BP America Inc., a producer and refiner of petroleum products, from 1991 to 1993. Mr. Mosier was Vice Chairman of BP America Inc. from 1988 until his retirement in 1991 and President and Chief Operating Officer of BP America Inc. from 1986 to 1988. Mr. Mosier serves as a director of Boykin Lodging Company, a real estate investment trust.

Richard T. Schwarz is a partner in Sycamore Partners LLC, a private investment firm focused on investments in specialty chemical companies. Mr. Schwarz was President and Chairman of Carbinol Industries from September 1997 to January 1998 and was President of Laurel Industries, Inc., a subsidiary of Occidental Petroleum Corporation, from September 1996 to September 1997. Mr. Schwarz was Executive Vice President and General Manager, Antimony Division of Laurel Industries, Inc. from 1983 to August 1996.

Louis E. Vogt has been President and Chief Operating Officer of the Company since February 2000, and prior to that served as Senior Vice President, Operations of the Company since its acquisition of MIG Realty Advisors, Inc. on June 30, 1998. Prior to that, Mr. Vogt was Senior Vice President and Chief Operating Officer of MIG Realty Advisors, Inc. from 1992 through its acquisition by the Company.

Larry E. Wright is currently retired and a private investor on his own behalf. Mr. Wright was Executive Vice President of the Company from its acquisition of MIG Realty Advisors, Inc. on June 30, 1998 to June 30, 1999, and was Chairman, President and Chief Executive Officer of MIG Realty Advisors, Inc. from 1982 through its acquisition by the Company.

How Often Did the Board Meet During 2000?

The Board of Directors held six meetings in 2000. In 2000, each member of the Board of Directors attended at least 75% of the meetings of the Board of Directors and the committees of which he was a member.

What Committees Has the Board Established?

The Board of Directors has an Audit Committee, an Executive Compensation Committee, an Executive Committee and a Pricing Committee. The Board of Directors does not have a nominating committee.

Name of Committee and Members	Function of the Committee	Meetings in 2000
Audit:		
James M. Delaney, Chairman Albert T. Adams Gerald C. McDonough Frank E. Mosier Richard T. Schwarz	• Reviews and recommends to the Board of Directors the independent public accountants to be selected to audit the financial statements of the Company • Reviews audit plans and audit results with the independent public accountants • Approves professional services provided by the independent public accountants • Reviews independence of the independent public accountants • Considers the range of audit and non-audit fees • Reviews the adequacy of Company's internal accounting controls • Reviews the Company's audited financial statements	3
Executive Compensation:		
Frank E. Mosier, Chairman Albert T. Adams James M. Delaney Gerald C. McDonough Richard T. Schwarz	• Determines compensation for the Company's elected officers • Makes major policy decisions regarding retirement and other benefit plans • Administers the Company's equity and executive incentive plans	3
Executive:		
Jeffrey I. Friedman, Chairman Mark L. Milstein Louis E. Vogt	• Possesses the power of the Board in the management of the business and affairs of the Company (other than filling vacancies on the Board or any Board committees) during intervals between meetings of the Board	2
Pricing:		
Jeffrey I. Friedman, Chairman Albert T. Adams Louis E. Vogt	• Approves the price and terms of offerings of the Company's debt and equity securities of up to an aggregate amount of $50 million	0*

* There were no debt or equity offerings in the fiscal year ended December 31, 2000.

How Are Directors Compensated?

Employees of the Company who are also directors are not paid any director fees. In 2000, compensation for non-employee directors included the following:

- An annual retainer fee of $16,000;
- $1,000 for each Board or committee meeting attended; and
- Reimbursement of expenses related to attending Board and committee meetings.

Non-employee directors may defer all or a portion of their fees under the Company's Directors' Deferred Compensation Plan. The plan is unfunded and participants' contributions are converted to units, which fluctuate in value according to the market value of the Company's common shares. As of December 31, 2000, Mr. Adams held 12,035.0 units, Mr. Schwarz held 11,906.0 units and Mr. Delaney held 6,441.5 units under the plan.

4

AUDIT COMMITTEE

Composition of the Audit Committee

The Board of Directors adopted a written Audit Committee Charter in June 2000 which is attached hereto as Appendix A. Messrs. Adams, Delaney, McDonough, Mosier and Schwarz are independent directors as defined in the New York Stock Exchange's (NYSE) listing standards. Mr. Adams is a partner of Baker & Hostetler LLP, a law firm that provides legal services to the Company. Consistent with the NYSE listing standards, the Board of Directors of the Company has determined that Mr. Adams' relationship with the Company does not interfere with his exercise of independent judgment as a director.

Report of the Audit Committee

The Audit Committee reviews the Company's financial reporting practices on behalf of the Board of Directors. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent accountants are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles.

The Audit Committee has:

- Reviewed and discussed with the Company's management and the Company's independent accountants the audited financial statements of the Company for the year ended December 31, 2000;

- Discussed with the Company's independent accountants the matters required to be discussed pursuant to Statement of Accounting Standards 61 (Communication with Audit Committee), as modified or supplemented; and

- Received the written disclosures and the letter from the Company's independent accountants required by Independent Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as modified or supplemented, and discussed with the independent accountants the independent accountant's independence.

Based on the reviews and discussions described in the preceding bulleted paragraphs, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2000, be included in the Company's Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission.


Audit Committee


James M. Delaney, Chairman	Albert T. Adams
Gerald C. McDonough	Frank E. Mosier
Richard T. Schwarz	

EXECUTIVE COMPENSATION

Report of the Executive Compensation Committee

Introduction. The Executive Compensation Committee of the Company's Board of Directors (the "Committee") is responsible for determining compensation to be paid to the Company's elected officers. The Committee members are Frank E. Mosier (Chairman), Albert T. Adams, James M. Delaney, Gerald C. McDonough and Richard T. Schwarz. The Committee is also responsible for making major policy decisions regarding retirement and other benefit plans and administering the annual and long-term incentive plans for elected officers, the Company's equity plans, deferred compensation program and non-qualified retirement plan. The Committee works with the Company's human resources officer and executive compensation consultants, Watson Wyatt Worldwide.

What Is the Company's Philosophy of Executive Officer Compensation?

Executive compensation decisions are guided by the Company's commitments to:

- Create shareholder value and achieve performance objectives;

- Attract and retain top organizational contributors and link their pay to their ability to influence financial and organizational objectives; and

- Focus attention on the Company's current priorities and long-term goals.

What Are the Key Components of Executive Officer Compensation?

The key components of the Company's executive compensation program are base salary, annual incentives, longer-term, stock-based incentives and retirement and welfare benefits. Each of these components operates within an integrated total compensation program to ensure that executives are compensated equitably. The total compensation mix attributable to the weighting of each of these components will reflect the competitive market and may be adjusted from time to time to best support the Company's business objectives.

The integrated total compensation package is intended to compensate the Company's officers between the median and the 75th percentile of the competitive peer group labor market and provide the opportunity for executives to earn incentive-based compensation driven by the accomplishment of performance expectations. The members of the competitive peer group, Associated Estates Peer Index A, are listed on page 12. The Committee believes the executive compensation program, in total, reflects the competitive market practices of the peer group.

• *Base Salary.* Base salary serves as the cornerstone for the executive compensation program and recognizes the relative value that an individual's contribution brings to the Company. Executives' base salaries are reviewed annually and adjusted, as appropriate, to reflect changes in the competitive peer group labor market as well as individual performance, range of responsibilities relative to the Company's business plan, demonstrated competencies, value, contribution to the organization, experience and professional growth and development.

• *Annual Incentives.* Annual incentives emphasize pay for performance and serve as a key means of driving current objectives and priorities. Executives are rewarded for increases in the Company's short-term financial performance and achievement of established corporate objectives. In 2000, annual incentive opportunities were linked to performance relative to a funds from operations ("FFO") benchmark as well as performance against goals established for each individual. Effective January 1, 2000, the National Association of Real Estate Investment Trusts (NAREIT) has redefined FFO to include all non-recurring transactions, except those that are defined as extraordinary under generally accepted accounting principles ("GAAP"). FFO is defined generally as net income (loss) applicable to common shareholders, excluding gains (losses) on the disposition of properties and extraordinary items under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and adding the Company's proportionate share of FFO of its unconsolidated joint ventures. Annual incentive opportunities are set at the beginning of each plan year for eligible participants. Incentive opportunities are generally targeted to approximate the Company's competitive peer group labor market. Award payouts for performance against the financial benchmark are delivered in restricted shares. Award payouts for the achievement of individual performance objectives are delivered fifty percent in cash and fifty percent in restricted shares.

• *Long-Term Incentives.* Long-term incentive compensation is delivered through the Long-Term Incentive Compensation Plan, Share Incentive Plan, Equity-Based Incentive Compensation Plan and the Year 2001 Equity Incentive Plan. All elected officers are eligible to participate in all of these plans.

The Long-Term Incentive Compensation Plan rewards the achievement of corporate goals that are in the long-term interests of shareholders. The plan is strictly performance-based and focuses on actions of management to improve the Company's business as defined by compounded growth in FFO per share over a three-year period. The Committee establishes the FFO growth benchmarks at the beginning of each three-year plan cycle based upon the performance expectations of the Company. Awards earned under the plan may be paid in a combination of cash, restricted shares and shares, at the discretion of the Committee. The Company did not meet its FFO benchmark established for the 1998-2000 plan cycle and, consequently, no payouts were earned by participants.

The Equity-Based Incentive Compensation Plan and Share Incentive Plan provide elected officers and other key employees of the Company the opportunity to earn common shares or other equity-based incentives. As part of the total compensation program, the Committee believes that equity-based awards serve as an important means of attracting and retaining executives who are in a position to most directly influence the long-term success of the Company. The Committee also believes that equity-based awards align executives' interests with those of shareholders by reinforcing the risk of ownership and the importance of providing competitive long-term, total returns to shareholders. Awards made under the plans may be in the form of share options, restricted shares or other equity-based awards. Share options are granted at no less than 100% of the current fair market value of the Company's shares on the date of the grant and will only be of value to the extent the Company's share price increases over time. Generally, share options and restricted share awards will vest in installments over no less than a three-year period. In determining whether and in what amounts to make grants under the plans, the Committee considers, among other factors, competitive long-term incentive award levels and the scope of responsibility, the anticipated performance and the contribution to the Company of the proposed award recipient. Under these two plans, in connection with base salary adjustments, restricted share and option grants were made to all elected officers in 2000.

Subject to the terms of the Equity-Based Incentive Compensation Plan, the Company provides elected officers the option of deferring compensation payable to them by the Company for their services. Deferred amounts are converted to Company common share equivalents based on the fair market value of the shares on the date compensation would have normally been paid. Distributions under the plan are paid in common shares, which are subject to the terms of the Company's Equity-Based Incentive Compensation Plan. At December 31, 2000, there were no executives deferring compensation under this plan.

The Company's Year 2001 Equity Incentive Plan (the "EIP") was adopted by the Board on December 8, 2000. The EIP is administered by the Committee and is substantially similar in its operation to the Equity-Based Incentive Compensation and Share Incentive Plans. The EIP allows for participation by directors as well as employees, but does not allow for the grant of incentive stock options. Shares issued under the EIP consist solely of treasury shares. The plan authorizes the issuance of up to 1.5 million treasury shares.

• *Supplemental Executive Retirement Plan.* The Company's Supplemental Executive Retirement Plan (the "SERP") was adopted by the Board of Directors on January 1, 1997, and is administered by the Committee. This non-qualified, unfunded, defined contribution plan extends to elected officers of the Company nominated by the Chief Executive Officer and approved by the Committee. The SERP provides for the Company to make a contribution to the account of each of the participating officers at the end of each plan year. The contribution, which is a percentage of eligible earnings (including base salary and payments under the annual incentive plan), is set by the Committee at the beginning of each plan year. The contribution is treated by the Company as an unfunded liability until the benefits are paid and a deduction is recognized. The account balances earn interest each year at a rate that is set by the Committee at the beginning of each plan year.

On January 1, 2000, Messrs. Fishman and Friedman were credited with the fourth of five installments of the initial contribution balances established for them on January 1, 1997, the SERP's inception date. This initial contribution balance, payments for which are being spread over a five-year period, gave the participants credit for years of service with the Company prior to establishment of the SERP. In addition, on December 31, 2000, all elected officers received contributions to their SERP accounts.

Each participant's SERP account is vested upon his or her retirement after age 55. In addition, the Committee has the discretion to accelerate vesting upon a participant's separation from the Company prior to age 55. Upon a Change in Control (as defined in the plan), the SERP for Messrs. Friedman and Fishman will be fully credited with the initial contribution if they have not already been credited and each participant will be fully vested. Within 30 days of a Change in Control, the Company must make a cash contribution to an irrevocable "rabbi" trust in an amount necessary to fully fund the SERP accounts.

How Is the Company's Chief Executive Officer's Compensation Determined?

The base compensation for Jeffrey I. Friedman was established and is administered pursuant to an employment agreement entered into between Mr. Friedman and the Company as of January 1, 1996. For 2000, Mr. Friedman earned a base salary of $371,122, which represented a reduction of $100,000 in salary from 1999 on an annualized basis, in accordance with Mr. Friedman's recommendation in February 2000. Mr. Friedman's recommendation was based on his assessment of the Company's need to reduce overhead expenses, and this recommendation was made in conjunction with several other overhead expense-related decisions throughout the Company.

Mr. Friedman's employment agreement provides for a performance bonus based upon annual performance benchmarks tied to FFO, consistent with the annual incentive plan in which the other elected officers participate. Mr. Friedman did earn a bonus under his 2000 annual performance bonus program consistent with all other elected officers. Mr. Friedman also received both option and restricted share grants, along with all other elected officers, during 2000. These grants are set forth in the Summary Compensation Table.


Executive Compensation Committee


Frank E. Mosier, Chairman	Albert T. Adams
James M. Delaney	Gerald C. McDonough
Richard T. Schwarz	

Summary Compensation Table

The following table summarizes the compensation earned by or paid to the Company's Chief Executive Officer and the Company's other four most highly compensated executive officers who served during fiscal year 2000.

				Long-Term Compensation Awards		
		Annual Compensation		Restricted		All Other
Name and Principal Positions	Fiscal Year	Salary($)	Bonus($)	Stock Awards ($)(1)	Stock Options(#)	Compensation ($)(2)
Jeffrey I. Friedman....................	2000	371,122	53,700	85,881	103,000	85,370
Chairman and	1999	458,480	–0–	42,000	54,000	72,654
Chief Executive Officer(3)	1998	458,480	–0–	–0–	–0–	65,750
Louis E. Vogt	2000	225,000	39,375	75,866	91,000	25,125
President and	1999	225,000	12,500	34,650	44,000	23,784
Chief Operating Officer(3)	1998(4)	112,500	–0–	–0–	50,000	–0–
James A. Coté	2000	200,970	117,200	32,794	38,200	7,824
Vice President and	1999	275,000	84,155	34,650	44,000	17,427
President, MIG II Realty Advisors(5)	1998(4)	137,500	–0–	–0–	50,000	–0–
Martin A. Fishman....................	2000	200,000	20,000	45,013	54,500	48,538
Vice President, General	1999	200,000	–0–	23,100	28,000	38,422
Counsel and Secretary	1998	182,450	–0–	–0–	–0–	33,974
Kathleen L. Gutin	2000	175,000	17,500	45,013	54,500	18,890
Treasurer, Vice President	1999	175,000	10,000	23,100	28,000	28,682
and Chief Financial Officer(6)						

---

(1) On February 24, 2000, grants of 5,000, 4,400, 3,800, 2,600 and 2,600 restricted common shares were awarded respectively to Messrs. Friedman, Vogt, Coté, Fishman and Ms. Gutin. The closing market price of the Company's common share on the date of the February grant was $8.63, and each of the shares granted is subject to a three-year vesting schedule. One-third (1/3) of the shares granted on February 24, 2000 vested after one year, and one-third (1/3) will vest each year thereafter. On August 16, 2000, grants of 5,300, 4,700, 2,800 and 2,800 restricted common shares were awarded respectively to Messrs. Friedman, Vogt, Fishman and Ms. Gutin. The closing market price of the Company's common shares on the date of the August grant was $8.0625. One-third (1/3) of the shares granted on August 16, 2000, vested on February 24, 2001, one-third (1/3) will vest on February 24, 2002, and the balance will vest on February 24, 2003. The aggregate value of the restricted shares awarded in

2000 to Messrs. Friedman, Vogt, Fishman and Ms. Gutin were $83,044, $73,368, $43,538 and $43,538, respectively. Dividends are payable on all the restricted shares. The restricted shares granted to Mr. Coté on February 24, 2000, were forfeited since they had not vested when his employment with the Company terminated on September 15, 2000.

(2) Each entry for Messrs. Friedman and Fishman reflects one-fifth of the initial contribution to such officer under the Supplemental Executive Retirement Plan plus an additional contribution allocable to that year and interest earned on the account balances. For 2000, the contributions for Mr. Friedman and Mr. Fishman were $27,509 and $12,000, respectively, plus interest accrued on the contributions to date. The entries for Ms. Gutin and Mr. Vogt include a contribution to such officer under the Supplemental Executive Retirement Plan allocable to 2000 of $13,500 and $10,500, respectively. The entries for Mr. Coté, Ms. Gutin and Mr. Vogt include the Company matching contribution under its 401(k) plan of $2,149, $1,615 and $1,125, respectively. In addition, the entries for Messrs. Friedman, Vogt, Coté, Fishman and Ms. Gutin include dividends paid on restricted shares granted to the executives of $10,700, $9,150, $5,675, $6,274 and $5,725, respectively.

(3) On February 24, 2000, Mr. Vogt was elected as President and Chief Operating Officer. Mr. Friedman continues to serve as Chairman and Chief Executive Officer of the Company.

(4) Messrs. Vogt and Coté became employees of the Company on July 1, 1998, in connection with the Company's merger with MIG Realty Advisors, Inc.

(5) Effective September 15, 2000, Mr. Coté resigned as Vice President of the Company and President of MIG II Realty Advisors, Inc. ("MIG") and became a consultant to the Company. Mr. Coté's consulting agreement provides for rendering consulting services in connection with the servicing of MIG's advisory clients, through March 15, 2001. The agreement provides for the payment of $150,000 as compensation for services rendered by Mr. Coté, $75,000 of which was payable in equal monthly installments during the term of the agreement and $75,000 of which is deferred and payable over the six month period following the expiration of the contract. Mr. Coté's compensation under the agreement was subject to a reduction adjustment based upon certain circumstances. The consulting agreement provides the Company with an option to extend the term of the consulting agreement for an additional six-month period. The Company did not exercise this option.

(6) Ms. Gutin was elected Treasurer and Chief Financial Officer, effective January 8, 1999. Prior to that, Ms. Gutin was Chief Information Officer of the Company. Effective March 15, 2001, Ms. Gutin resigned her position as Treasurer and Chief Financial Officer and was appointed Vice President and Chief Information Officer. Mr. Lou Fatica was elected Treasurer, Vice President and Chief Financial Officer, effective March 15, 2001.

Option Grants in 2000

The following table summarizes the stock options granted by the Company during 2000 to the executive officers named in the Summary Compensation Table.

Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in 2000	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value (1)
Jeffrey I. Friedman . . .	50,000	9.74%	$8.63	February 24, 2010	$23,500
	53,000	10.33%	$8.0625	August 16, 2010	$23,320
Louis E. Vogt	44,000	8.57%	$8.63	February 24, 2010	$20,680
	47,000	9.16%	$8.0625	August 16, 2010	$22,090
James A. Coté(2) . . .	38,200	7.44%	$8.63	December 15, 2000	$17,954
Martin A. Fishman . . .	26,500	5.16%	$8.63	February 24, 2010	$12,455
	28,000	5.46%	$8.0625	August 16, 2010	$12,320
Kathleen L. Gutin . . .	26,500	5.16%	$8.63	February 24, 2010	$12,455
	28,000	5.46%	$8.0625	August 16, 2010	$12,320

(1) Based on a Black Scholes pricing model, using a volatility assumption of 27.62% based on the Company's historical weekly stock price history from November 1993 through the date of the grant, a risk-free rate of return of 5.5%, a dividend yield of 12.41% based on the weighted average annual dividend yield for 2000 and a term of seven years.

(2) The options granted to Mr. Coté expired three months from the end of his employment with the Company.

Aggregated Option Exercises in 2000 and 2000 Year-End Option Values

The following table summarizes the stock options exercised during 2000 by the executive officers named in the Summary Compensation Table and the number and value of options held on December 31, 2000.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options at 2000 Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 2000 Year-End ($) Exercisable/ Unexercisable (1)
Jeffrey I. Friedman	–0–	N/A	350,000/607,000	–0–/–0–
Louis E. Vogt	–0–	N/A	20,000/185,000	–0–/–0–
James A. Coté	–0–	N/A	–0–	–0–/–0–
Martin A. Fishman	–0–	N/A	62,000/172,500	–0–/–0–
Kathleen L. Gutin	–0–	N/A	12,000/12,500	–0–/–0–

(1) Based upon a December 29, 2000 closing price of $8.0625.

Employment and Severance Agreements

The Company has an employment agreement with Jeffrey I. Friedman. This agreement, dated January 1, 1996, as amended, had an initial term of three years and is automatically extended for an additional year at the end of each year of the agreement, subject to the right of either party to terminate by giving one year's prior written notice. Under the agreement, Mr. Friedman must devote his entire business time to the Company and may participate in real estate activities only through the Company. In addition, Mr. Friedman is prohibited from competing with the Company for a period of three years following termination of employment. The agreement provides for an annual base salary, which was $358,480 in 2000 and will be $376,400 in 2001, and the use of an automobile, membership in a golf club and a business club, an allowance of up to $10,000 annually for financial planning and tax return preparation service and certain additional compensation. The agreement provides for an annual performance bonus of up to 100% of Mr. Friedman's annual base salary based on the Company achieving certain FFO benchmarks. The agreement contains a provision that upon a Change in Control (defined identically to the change in control provision in the Supplemental Executive Retirement Plan), Mr. Friedman is entitled to severance pay in a lump sum equal to the greater of the amount of unpaid base salary for the then unexpired term of his employment agreement or one year's base salary at the then effective annual rate of salary, plus, in either case, pro rata bonus amounts and accrued benefits.

The Company has a policy of paying severance to certain elected officers (including the executive officers named in the Summary Compensation Table) terminated by the Company without cause. Under the severance policy, upon the elected officer's termination, he or she will receive as severance compensation an amount equal to one year's salary, a prorated portion of the executive's bonus, payment of his or her health benefits for one year and outplacement services. In consideration for this severance compensation, the Company enters into a standard severance agreement and release with the executive.

Executive Compensation Committee Interlocks and Insider Participation

Albert T. Adams serves as a director of the Company and is a member of the Executive Compensation Committee. Mr. Adams is a partner of Baker & Hostetler LLP. Baker & Hostetler LLP has been retained by the Company to perform legal services on its behalf, and the Company expects that Baker & Hostetler LLP will continue to provide such services during 2001.

Performance Graph

A line graph comparing the cumulative total return of a hypothetical investment in the Company's common shares with the cumulative total return of a hypothetical investment in each of (a) the Standard & Poor's Composite 500 Index, (b) the NAREIT All Equity REIT Index, (c) a peer group, shown in the graph as "Associated Estates Peer Index A", of multifamily equity REITs which contains some, but not all, of the companies included in Associated Estates Peer Index B, and (d) a peer group, shown in the graph as "Associated Estates Peer Index B", which consists of multifamily equity REITs identified by the Company for comparison purposes for inclusion in the Company's proxy statement for the 1999 fiscal year. The Company has revised its peer group in order to identify those multifamily equity REITs that have equity market capitalization within the range of $400 million to $1.4 billion. This modification will enable the Company to benchmark its annual operating performance and FFO performance as well as compare its executive compensation with REITs that have smaller equity market capitalizations. The comparison of cumulative total return is based on the respective market prices of each investment on the dates shown below, assuming an initial investment of $100 on December 31, 1995, and the reinvestment of dividends.

**Comparison of the Cumulative Total Return
AERC Common Shares and S&P Composite 500,
NAREIT All Equity REIT and Peer Group**



	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00
Associated Estates Realty Corporation	100.00	120.29	130.19	72.99	54.03	64.87
S&P 500	100.00	122.86	163.86	210.64	254.97	231.74
NAREIT All Equity REIT Index	100.00	135.27	162.67	134.20	128.00	161.76
Associated Estates Realty Peer Group A	100.00	129.53	141.12	127.48	140.02	187.38
Associated Estates Realty Peer Group B	100.00	136.31	157.94	144.89	160.63	217.40

(a) Associated Estates Peer Index A consists of: the Company, AMLI Residential Properties, BRE Properties, Inc., Camden Property Trust, Essex Property Trust, Inc., Gables Residential Trust, Home Properties of New York, Inc., Mid-America Apartment Communities, Inc., Summit Properties, Inc., The Town & Country Trust and United Dominion Realty Trust.

(b) Associated Estates Peer Index B consists of: the Company, AMLI Residential Properties, Apartment Investment & Management Company, Archstone Communities Trust, AvalonBay Communities, Inc., BRE Properties, Inc., Camden Property Trust, Equity Residential Properties Trust, Essex Property Trust, Inc., Gables Residential Trust, Home Properties of New York, Inc., Mid-America Apartment Communities, Inc., Post Properties, Inc., Roberts Realty Investors, Inc., Summit Properties, Inc., Charles E. Smith Residential Realty, Inc., The Town & Country Trust and United Dominion Realty Trust.

12

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains certain information regarding the beneficial ownership of the Company's common shares as of February 15, 2001 by: (a) the Company's Chief Executive Officer and the other executive officers named in the Summary Compensation Table; (b) the Company's directors; (c) each other person (and such person's address) who is known by the Company to be the beneficial owner of more than 5% of the outstanding common shares (based on information filed with the Securities and Exchange Commission); and (d) the Company's executive officers and directors as a group. The persons named in the table, except as otherwise described in the notes below, have sole voting power and sole investment power with respect to all common shares set forth opposite their names.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Number of Common Shares Subject to Options Currently Exercisable or Exercisable Within 60 Days	Total Number of Shares	Percent of Class
Albert T. Adams	2,000	20,000	22,000	*
James A. Coté	115,957	–0–	115,957	*
James M. Delaney	3,300	10,000	13,300	*
Martin A. Fishman	13,745	80,168	93,913	*
Jeffrey I. Friedman (1)	1,021,447	384,334	1,405,781	7.23
Kathleen L. Gutin	15,655	30,168	45,823	*
Gerald C. McDonough	3,500	21,250	24,750	*
Mark L. Milstein (2)	1,028,453	5,000	1,033,453	5.32
Frank E. Mosier	4,500	21,250	25,750	*
Richard T. Schwarz	46,751	21,250	68,001	*
Louis E. Vogt	87,479	50,334	137,813	*
Larry E. Wright	305,928	5,000	310,928	1.60
Robert Milstein (3)	1,368,324	N/A	1,368,324	7.04
All Executive Officers and Directors as a Group (12 persons)	2,648,715	648,754	3,297,469	16.97

---

   * Less than 1%.

(1) Includes 399,865 common shares owned of record by Susan M. Friedman, Mr. Friedman's wife, 16, 935 common shares owned beneficially or of record by Mr. Friedman's children, and 18,485 common shares owned beneficially by a trust of which Mr. Friedman is a trustee. The beneficiaries of the trust are certain charities and members of Mr. Friedman's family. Mr. Friedman's address is 5025 Swetland Court, Richmond Heights, Ohio 44143.

(2) Consists of common shares held in a revocable trust of which Mark L. Milstein is the sole trustee. Mr. Milstein's address is 4350 Renaissance Parkway, Suite D, Warrensville Heights, Ohio 44128.

(3) Mr. Milstein's address is 7777 Forest Lane Rd., Suite C618, Dallas, Texas 75230.

CERTAIN TRANSACTIONS

Albert T. Adams, a director of the Company, is a partner of Baker & Hostetler LLP. Baker & Hostetler LLP has been retained by the Company to perform legal services on its behalf, and the Company expects that Baker & Hostetler LLP will continue to provide such services during 2001.

In May 1997, the independent directors of the Company approved a loan in the aggregate amount of $3,342,000 from the Company to Jeffrey I. Friedman, the Company's Chairman of the Board and Chief Executive Officer. Mr. Friedman used the proceeds of the loan to purchase 150,000 common shares of the

Company from Mark Milstein. The loan is evidenced by two promissory notes entered into on May 23, 1997. The notes bear interest, payable quarterly, at an interest rate equal to the London Inter-Bank Offered Rate (LIBOR) plus 1.75% with the principal due May 1, 2002. As of March 1, 2001, the interest rate under the notes was 6.96% per annum. The loan is secured, in part, by 150,000 common shares.

In the normal course of its management business, until March 1999, the Company followed a practice of advancing funds on behalf of, or holding funds for the benefit of, affiliates that own real estate properties managed by the Company or one of its subsidiaries. Consistent with that practice, the Company advanced funds to Euclid Medical and Commercial Arts, an Ohio limited partnership, in connection with the Company's management of the Euclid Medical and Office Building. As of February 28, 2001, $738,000 of that indebtedness was still outstanding. The general partner of Euclid Medical and Commercial Arts is Metro City No. 1, an Ohio general partnership. Jeffrey I. Friedman, the Company's Chief Executive Officer and Chairman of the Board, Mark Milstein, a director of the Company, and Mr. Milstein's siblings (including Mr. Friedman's wife) are general partners of Metro City No. 1, along with several non-affiliated partners. On or about July 31, 1998, Metro City No. 1 made a capital call to its partners requesting funds to repay Euclid Medical and Commercial Arts' obligation to the Company. Messrs. Friedman and Milstein and Mr. Milstein's siblings have all paid their proportionate shares of the capital call, but the remaining non-affiliated partners have refused to do so. The Company no longer manages the property. The Company filed a lawsuit against Euclid Medical and Commercial Arts and Metro City No. 1 in January 2000 seeking reimbursement.

Effective September 15, 2000, Mr. Coté resigned as Vice President of the Company and President of MIG II Realty Advisors, Inc. ("MIG") and became a consultant to the Company. Mr. Coté's consulting agreement provides for rendering consulting services in connection with the servicing of MIG's advisory clients, through March 15, 2001. The agreement provides for the payment of $150,000 as compensation for services rendered by Mr. Coté, $75,000 of which was payable in equal monthly installments during the term of the agreement and $75,000 of which is deferred and payable over the six month period following the expiration of the contract. Mr. Coté's compensation under the agreement was subject to a reduction adjustment based upon certain circumstances. The consulting agreement provides the Company with an option to extend the term of the consulting agreement for an additional six-month period. The Company did not exercise this option.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and beneficial owners of more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission and New York Stock Exchange initial reports of ownership and reports of changes in ownership of common shares and other equity securities of the Company, and such persons are required by the Securities and Exchange Commission regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, during the fiscal year ended December 31, 2000 or with respect to such fiscal year, all Section 16(a) filing requirements applicable to its executive officers, directors and 10% beneficial owners were met.

SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

PricewaterhouseCoopers LLP served as the independent public accountants to the Company for 2000, and the Audit Committee and the Board of Directors have selected PricewaterhouseCoopers LLP to serve for 2001. A representative of PricewaterhouseCoopers LLP is expected to be present at the annual meeting and will have an opportunity to make a statement, if the representative so desires, and will be available to respond to appropriate questions.

Audit Fees. The aggregate fees billed for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company's annual financial statements for the year ended December 31, 2000, and for PricewaterhouseCoopers LLP's reviews of the financial statements included in the Company's Forms 10-Q filed with the Securities and Exchange Commission during 2000 are $264,000.

Financial Information Systems Design and Implementation Fees. PricewaterhouseCoopers LLP performed no services and therefore billed no fees relating to operating or supervising the operation of the Company's information systems or local area network or for designing or implementing the Company's financial information management systems during 2000.

All Other Fees. The aggregate fees billed for all other services other than Audit Fees and Financial Information Systems Design and Implementation Fees rendered to the Company by PricewaterhouseCoopers LLP in 2000 are $182,540 including regulatory and shareholder reporting, tax-related services and other professional services.

Auditor Independence. The Audit Committee has considered whether the provision of non-audit services by PricewaterhouseCoopers LLP is compatible with maintaining the accountant's independence. None of the time devoted by PricewaterhouseCoopers LLP on its engagement to audit the Company's financial statements for the year ended December 31, 2000 is attributable to work performed by persons other than PricewaterhouseCoopers LLP employees.

SHAREHOLDER PROPOSALS FOR 2002 ANNUAL MEETING

If a shareholder desires to have a proposal included in the Company's proxy statement and form of proxy for the 2002 annual meeting of shareholders, the proposal must conform to the applicable proxy rules of the Securities and Exchange Commission concerning the submission and content of proposals and must be received by the Company prior to the close of business on December 6, 2001. In addition, if a shareholder intends to present a proposal at the Company's 2002 annual meeting without the inclusion of the proposal in the Company's proxy materials and written notice of the proposal is not received by the Company on or before February 19, 2002, proxies solicited by the Board of Directors for the 2002 annual meeting will confer discretionary authority to vote on the proposal if presented at the meeting. Shareholders should submit proposals to the executive offices of the Company, 5025 Swetland Court, Richmond Heights, Ohio 44143, Attention: Secretary. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

OTHER MATTERS

Management does not know of any other matters that will be presented for action at the meeting other than the items referred to in this proxy statement. If any other matters properly come before the meeting, the persons named in the proxy will vote on those matters in accordance with their judgment. For each other item that properly comes before the meeting, the vote required will be determined by applicable law, New York Stock Exchange requirements and the Company's governing documents.

AUDIT COMMITTEE CHARTER

Organization

There shall be a committee of the board of directors to be known as the audit committee. This committee shall consist of at least three directors who are independent of the management of the corporation (as defined by the listing standards of the NYSE) and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as a committee member. All members of the committee shall be financially literate, and at least one member of the committee shall have accounting or related financial management expertise, as the board interprets such qualifications, in its business judgment.

Statement of Policy

The audit committee shall oversee and monitor management's and the independent auditor's participation in and responsibility for the corporation's accounting and financial reporting practices and the quality and integrity of the financial reports and other financial information provided by the corporation to any governmental body or the public. In so doing, it is the responsibility of the audit committee to maintain free and open means of communication among the directors, the independent auditors, the internal auditors, and the senior and financial management of the corporation.

Responsibilities

Review of documents and reports

- Review and update the committee's charter at least annually.

- Review and discuss with financial management and the independent auditors matters, if any, identified by the independent auditors through procedures followed for interim quarterly financial statements that are required by generally accepted auditing standards to be communicated to the committee. This review and discussion should take place prior to the release of earnings, or if such timing is not practicable, prior to the filing of the Form 10-Q. The chair of the committee may represent the entire committee for purposes of this review and discussion.

- Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed. Significant findings, difficulties encountered during the course of audit work and any changes in the planned scope should also be reviewed with the independent and internal auditors.

Independent auditors

- Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the corporation, considering independence and effectiveness, and approve the fees and other compensation to be paid to the independent auditors. The independent auditors for the corporation are ultimately accountable to the board and the committee, and the board and committee have the ultimate authority and responsibility to select, evaluate and, when appropriate, replace the independent auditors.

- Ensure that the independent auditors submit on a periodic basis to the committee a formal written statement delineating all relationships between the auditors and the corporation, actively engage in a dialogue with the independent auditors with respect to any disclosed relationship or service that may impact the objectivity and independence of the independent auditors, and recommend that the board take appropriate action in response to the independent auditors' report to satisfy the committee of the independent auditors' independence.

Financial reporting process

- Provide an open avenue of communication among the independent auditors, the internal audit department, senior and financial management and the board of directors

- Meet with the independent auditors and financial management of the corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors.

- Review with the independent auditors, the internal audit department, and the financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the corporation, including computerized information system controls and security. Elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable.

- Review the internal audit function of the corporation including the independence and authority of its reporting obligations, the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

Ethical and legal compliance

- Submit the minutes of all meetings of the audit committee to or discuss the matters discussed at each committee meeting with the board of directors.

- Review with appropriate personnel the actions taken to ensure compliance with the Company's Code of Conduct and the results of confirmations and violations of such Code.

- Investigate any matter brought to its attention within the scope of its duties with the power to retain outside counsel, accountants or others, for this purpose, if in its judgment, it is deemed appropriate.

DETACH HERE

- -

ASSOCIATED ESTATES REALTY CORPORATION
This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Jeffrey I. Friedman and Martin A. Fishman, and each of them, the attorneys and proxies of the undersigned with full power of substitution to vote, as indicated herein, all the Common Shares of Associated Estates Realty Corporation held of record by the undersigned on March 29, 2001, at the Annual Meeting of Shareholders to be held on May 15, 2001, or any adjournment thereof, with all the powers the undersigned would possess if then and there personally present.

1. ☐ FOR or ☐ WITHHOLD AUTHORITY to vote (except as marked to the contrary below) for the election of each of the nominees for Director listed below:

**Albert T. Adams, James M. Delaney, Jeffrey I. Friedman, Gerald C. McDonough,
Mark L. Milstein, Frank E. Mosier, Richard T. Schwarz, Louis E. Vogt and Larry E. Wright**

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided below)

2. In their discretion, to vote upon such other business as may properly come before the meeting.

(Continued on reverse side)

DETACH HERE

(Continued from other side)

This proxy when properly executed will be voted as specified by the shareholder. If no specifications are made, the proxy will be voted to elect the nominees described in item 1 above.

Receipt of Notice of Annual Meeting of Shareholders and the related Proxy Statement dated April 5, 2001, is hereby acknowledged.

Dated _____ , 2001

_____
Signature

_____
Signature (if held jointly)

Please sign as your name appears hereon. If shares are held jointly, all holders must sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.